PERCEPTION CAPITAL CORP. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

July 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Jordan Nimitz

Jane Park

Re:	Perception Capital Corp. II (the “Company”)

Registration Statement on Form S-4

Filed June 23, 2023

File No. 333-272880

Ladies and Gentleman:

I am writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 18, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on June 23, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff and certain updated information. Below is the Company’s response to the Comment Letter. For the Staff’s convenience, the headings and numbered comment in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Form S-4 filed June 23, 2023

U.S. Federal Income Tax Considerations, page 227

1.

We note your response to our prior comment 7 and are unable to agree. Please file a tax opinion as an exhibit to the registration statement as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax-free nature of the transaction. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the merger, then disclosure and an appropriate tax opinion are required with respect to the transaction as a whole. If there is uncertainty regarding the tax treatment of the merger, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.

Perception Capital Corp. II

July 26, 2023

Response: The Company acknowledges the Staff’s comment and has concurrently filed a tax opinion as Exhibit 8.1 to Amendment No. 1.

Perception Capital Corp. II

July 26, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP